METALLA REPORTS AUDITED FINANCIAL RESULTS FOR FISCAL 2020 AND PROVIDES ASSET UPDATES

(All dollar amounts are in Canadian dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
August 21, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended May 31, 2020. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended May 31, 2020. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended May 31, 2020. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended May 31, 2020, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended May 31, 2020, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, President and CEO of Metalla commented, "2020 represented another major year of growth for Metalla's royalty portfolio and corporately with the NYSE listing. We feel confident that our portfolio has reached critical mass and will provide the Company the platform to continue to scale our business, and shareholders an excellent way to participate in the gold and silver bull market. We are excited about the new opportunities in front of us and to see many of our assets having exploration success while being advanced toward production by our first-class counterparties."

FINANCIAL HIGHLIGHTS

During the year ended May 31, 2020, and the subsequent period, the Company:

  increased the number of royalties and streams held to a total of 50 precious metal assets through the following notable transactions:
  acquired a 2.0% NSR royalty on future gold production from a portion of the La Fortuna deposit (the "Cantarito Claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile. The NuevaUnión project is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world;
  consolidated its ownership on St. Barbara Ltd.'s ("St. Barbara") Fifteen Mile Stream Gold Project ("FMS") through the acquisition of a 3.0% net smelter royalty on the Plenty deposit and Seloam Brook prospect for $2.0 million of which $0.5 million in cash was paid upfront;
  acquired 100% of the issued and outstanding shares of Idaho Resources Corporation ("IRC") for US$2.0 million in cash and 357,121 common shares.  IRC holds a 0.5% GOR on Nevada Gold Mine's ("NGM") Anglo/Zeke claim block in Nevada, which is located on trend to the southeast of the Cortez Operations and Goldrush project. NGM is a joint venture between Barrick Gold Corporation ("Barrick") (61.5%) and Newmont (38.5%). IRC also holds a 1.5% GOR covering NuLegacy Gold Corporation's ("NuLegacy") Red Hill project in Eureka County, Nevada, which is contiguous to the southeast of the Anglo/Zeke claims. IRC also holds reversionary rights to mineral claims encompassing all of the NGM's Cortez operations;

  acquired a net 1.0% NSR royalty on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of US$1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining Inc. ("Coeur"); and

  entered into an agreement with NuEnergy Gas Limited ("NuEnergy")  to acquire an existing 2.5% NSR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") operating Fosterville mine ("Fosterville") in Queensland, Australia, for a total consideration of AUD$2.0 million in cash and 467,730 common shares. The transaction is expected to close in October 2020.

  recognized revenue on 178,624 (2019 - 431,844) attributable silver ounces ("oz.") at an average realized price of US$17.24 (2019 - US$15.33) and average cash cost of US$6.58 (2019 - US$6.27) per oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$10.66 (2019 - US$9.06) per attributable silver oz. from the Endeavor silver stream, New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $3.6 million (2019 - $7.9 million), net loss of $5.8 million (2019 - $2.4 million), and adjusted EBITDA of negative $1.9 million (2019 - positive $2.1 million) (see non-IFRS Financial Measures);
  paid $1.6 million in dividends during the year ended May 31, 2020 (2019 - $1.8 million). No dividends have been paid or declared for the months of June to August due to the impact of COVID-19;
  completed the secondary listing of its common shares on the NYSE and concurrently completed a consolidation of its common shares on the basis of one new share for four old shares (1:4).  All shares and per share information has been restated on a retroactive basis to give effect to the share consolidation;
  Coeur completed a secondary public offering of 3,910,000 common shares of the Company previously held by it, at a price of US$5.30 per common share for gross proceeds of US$20.7 million (the "Secondary Offering").  The net proceeds of the Secondary Offering were paid directly to Coeur.  On June 30, 2020, following the close of the Secondary Offering and the Wharf transaction, Coeur's ownership of the Company's common shares decreased from 14.9% to 2.5%; and
  in August 2019, drew down the initial advance of $7.0 million on its $12.0 million convertible loan facility with Beedie Capital ("Beedie") and repaid all other loans payable which had an aggregate principal balance of US$2.0 million; in August 2020, the Company amended the convertible loan facility with Beedie whereby Beedie will convert $6.0 million of the $7.0 million initial advance, the Company will drawdown the remaining $5.0 million from the original loan facility with the conversion repriced from $5.56 to $9.90 and Beedie would make an additional $20.0 million available to the Company to fund future acquisitions.  On August 6, 2020, Beedie converted $6.0 million at $5.56 per share for a total of 1,079,136 shares and the company drew down the remaining $5.0 million with a revised conversion price of $9.90 from the original loan facility.

ASSET UPDATES

COSE & Joaquin Royalties

Metalla received its first royalty payments on Cap-Oeste Sur East ("COSE") and Joaquin for production in fiscal 2020. Revenue totaled $90,273 and was related to mainly development ore shipped to the Manantial Espejo plant. Both mines were scheduled to ramp up to commercial production during the first two calendar quarters of 2020 but have been delayed due to COVID-19 mandatory shut down of operations by the Argentina government.

On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. Although mining production is now permitted again, Pan American Silver Corp. ("Pan American") has kept the operations running at a reduced rate for the first half of the calendar year 2020. The impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict.

Pan American later reported by news release on August 5, 2020, operations at Pan American's COSE & Joaquin mine resumed on May 4, 2020, with high-grade ore being stockpiled on-site. Pan American expects to begin hauling mined ores from COSE and Joaquin to the processing plant in the third quarter of 2020.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at the New Luika Gold Mine ("NLGM") located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand Au oz. and a 65% increase in its exploration budget to US$5 million over 2019. Shanta has reported its first net cash position in its 2020 second quarter financial statement, completing a period of deleveraging.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Mine Silver Stream

After decades of successful operation, the operator of the Endeavor Mine, located in Cobar, Australia, CBH Resources Limited ("CBH") suspended mining operations at the Endeavor Mine in December 2019 and placed it into care and maintenance. The current focus for a potential future resumption of mining is the recent discovery of the Deep Zinc Lode at depth and a potential open pit scenario that was originally outlined in a historic study completed in 2007.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

Santa Gertrudis

The Santa Gertrudis gold property of Agnico Eagle Mines Limited ("Agnico") is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico. During the first half of 2020, Agnico continued their US$10.4 Million drill program at Santa Gertrudis with a focus on expanding and testing new targets. In a press release dated July 29, 2020, Agnico announced further expansion of the Amelia deposit, effectively expanding the potential high-grade resource base, and the extension of oxide mineralization at both the Trinidad Trend and Toro Zone. At Amelia, drilling intersected high-grade gold structures below the current underground resource including 6.1 g/t gold and 122 g/t silver over 6.3 metres and 1.9 g/t gold and 5 g/t silver over 10.2 metres. At Espiritu Santo drilling continued to intersect high-grade gold and silver mineralization with notable intercepts of 1.5 g/t gold and 2 g/t silver over 3.7 metres and 2.7 g/t gold and 321 g/t silver (uncapped silver value of 1,101 g/t) over 3.3 metres. Drilling at the El Toro trend tested targets in the upper oxide portions of historical opens pits which will be amenable to heap-leach processing, intersecting 1 g/t gold and 1 g/t silver over 21.3 metres and 2.8 g/t gold and 2 g/t silver over 9.5 metres.

In a press release dated April 30, 2020, Agnico announced it had intersected high-grade gold at Amelia demonstrating the deposit remains open along strike and depth with hole 308 intersecting five high-grade structural commonly found at the bottom of the resource: 3.7 g/t gold over 6 metres, 3.3 g/t gold over 13 metres and 5.3 g/t gold over 10 metres. Beneath the underground resource, three step-out holes intersected high-grade gold of 3.1 g/t over 3.5 metres, 2.8 g/t over 22.5 metres and 3.5g/t over 4 metres, demonstrating the possibility to expand the resource base.

At the Espiritu Santo deposit, drilling demonstrated that shallow gold and silver mineralization continues to the south west of the deposit with high grade intercepts such as 3.7 g/t gold and 424 g/t silver over 3 metres and 3.5 g/t gold and 7 g/t silver over 11.5 metres.

On February 13, 2020, Agnico released an updated resource estimate at Santa Gertrudis with its first indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate did not encompass its post-Q4 2019 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Through the success of drilling in 2019, Agnico declared an initial inferred resource estimate of 521,000 ounces of gold at Amelia. Agnico expects the year resource estimate for Amelia to increase substantially and to declare the initial resource estimate of Espiritu Santo by year-end 2020.

Agnico's disclosure on its website states that it believes the Santa Gertrudis project has the potential to be a similar size operation to La India which produced over 82Koz of gold in 2019 and is currently evaluating plans to incorporate a heap leach operation for the low-grade ore and a mill for the high-grade underground ore.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

Fifteen Mile Stream

Fifteen Mile Stream (FMS) is part of St. Barbara Limited's Atlantic Gold Operation and is anticipated to be developed to provide ore to the 2.0 million tonne per year processing facility currently operated by St. Barbara. St. Barbara disclosed in their news release on July 29, 2020, that the Federal Environmental Impact Statement was being revised based on comments received. First Nations consultations and scientific studies are progressing well with another submission anticipated in September 2020. Updates to the reserves and resources are expected on August 24, 2020.

St. Barbara disclosed in their news release on January 22, 2020, they continue to have exploration success at FMS as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend. At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St. Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre. At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may extend into a new zone called 149 extension intercepting 1.31 g/t over 22 metres.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

El Realito

El Realito is part of Agnico's La India mine project, which is located approximately 200 km east of Hermosillo in Sonora, Mexico. On July 29, 2020, Agnico reported that drilling success at the nearby sulphide target Chipriona warranted a study on processing sulphides originating from Chipriona and beneath other oxide mineral resources within the La India property including El Realito. Drilling in the other half will be focused on investigating gold-sulphide mineralization below the oxide mineral resources at La India.

Agnico reported on July 31, 2020, that on April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations (the "Decree").  Pursuant to the Decree, mining and exploration activities at Agnico's Mexican operations and exploration sites (Pinos Altos, Creston Mascota, La India and Santa Gertrudis) ramped down.  Given the ore stacked on the leach pads in previous months, residual leaching continued at Creston Mascota and La India during the suspension period.  On May 14, 2020, the Government of Mexico designated mining as an essential activity and permitted the full restart of mining and exploration activities.  Agnico's mining operations in Mexico resumed some pre-production activities on May 18, 2020 with employees being gradually reintegrated.  Operations resumed fully on June 1, 2020.

Agnico reported on February 13, 2020 ongoing drilling success at its El Realito project located adjacent to its operating La India Mine in Sonora, Mexico. The success has resulted in a new probable reserve estimate of 106,000 ounces of gold and 485,000 ounces of silver (4.7 million tonnes at 0.71 g/t gold and 3.24 g/t silver). In addition to the aforementioned reserves, El Realito currently has a measured resource of 21,000 ounces of gold and 149,000 ounces of silver (1.2 million tonnes at 0.55 g/t gold and 3.89 g/t silver), indicated resource of 17,000 ounces of gold and 83,000 ounces of silver (0.7 million tonnes at 0.71 g/t gold and 3.48 g/t silver and an inferred resource of 4,000 ounces of gold and 24,000 ounces of silver (0.3 million tonnes at 0.47 g/t gold and 2.64 g/t silver)

Agnico has budgeted US$3.3 million for 17,000 metres of drilling at La India for 2020.

Metalla holds a 2.0% NSR on the El Realito property.

Hoyle Pond Extension

Metalla owns a 2.0% NSR royalty payable by Newmont on the Hoyle Pond Extension, located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights. As of the end of 2019, approximately 3,560 ounces of gold were produced from Metalla's royalty claims and total reserves of 82,650 tonnes of 12.5 g/t for 33,252 ounces of gold and measured resources of 203,028 tonnes at 14.8 g/t for 96,382 ounces of gold. Drilling is expected to continue in 2020 with a budget of 20,000 metres on the extension.

Wasamac

On May 14, 2020, Monarch Gold Corporation ("Monarch") entered into a memorandum of understanding ('MOU") with Glencore PLC in connection with the potential use of the Kidd concentrator in Timmins for the treatment of ore to be mined from the Wasamac Gold property. As a result of the MOU, Monarch awarded the concentrator study contract to Ausenco on June 22, 2020. Subsequently, Monarch entered into an MOU with Ontario Northland Railway for the transport of ore from Wasamac to the Kidd concentrator on July 9, 2020.

Metalla holds a 1.5% NSR on the Wasamac project subject to a 0.5% buyback for $7.5 million.

Beaufor Mine

Monarch has outlined their intentions to re-start underground operations at the Beaufor mine in Val-d'Or, Quebec within 12-18 months. Concurrently, Monarch will begin a drilling program to focus expanding resource blocks with a focus on high-grade zones. On May 7, 2020, Caisse de depot et placement du Quebec invested $5 million into the project to support the potential re-opening of the mine.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100,000 ounces of gold from the property.

San Luis

On February 20, 2020, SSR Mining Inc. ("SSR") declared that they plan to initiate a detailed mapping program in 2020 at the San Luis project located in Peru. The mapping program will focus on the land near the mineral resources on the project to potentially expand the mineral resource on the project.

Metalla holds a 1% NSR on the San Luis project.

Aureus East

On July 17, 2020, Aurelius Minerals Inc. announced the closing of their $4.4 million equity financing. The proceeds of the financing will be used to define resources, refine into reserves and reengineer a mine plan for the Aureus mine. On August 5, 2020, Aurelius announced the discovery of 2,700 metres of unsampled drill core from the Aureus East and Aureus West projects following historical drill programs completed by the previous operator.

Metalla holds a 1.0% NSR on the Aureus East mine

Zaruma

Titan Minerals Ltd. ("Titan") announced by news release on January 14, 2020, they have been successful in their offer to purchase all of the issued and outstanding common shares of Core Gold, the owner of the Zaruma mine in Ecuador. On May 25, 2020, Titan stated publicly that they plan on a potential sale of Zaruma and are evaluating options in calendar year 2020.

Metalla holds a 1.5% NSR on the Zaruma mine.

NuevaUnión

Shortly after announcing our acquisition of a gold royalty on NuevaUnión by press release on February 18, 2020, Newmont and Teck, who jointly operate the project, filed an environmental impact statement for the project with the Chilean authorities. The filing involves a planned expenditure of US$152 million for drilling and other work intended to form the basis for development of a mining plan.

Metalla holds a 2.0% gold NSR on a portion of the NuevaUnión project.

Anglo/Zeke

In Q1 2020, Nevada Gold Mines completed a step out drill program east of the Goldrush deposit in Nevada to build a geological framework critical to identifying concealed targets. In Q2 2020, it was reported that all three step-out holes intersected anomalous Carlin-type geochemistry. One hole returned 4 metres at 1.2 g/t Au in a structural zone above favorable host rock, Barrick, the operator of the Nevada Gold Mines joint venture, has stated this hole warrants follow-up drilling down dip where geologic interpretation suggests it could cut more favorable reactive carbonate rocks. Other observations from drilling include overthickened sections of favorable carbonate host rocks and metasomatism which is an important marker as the best deposits in the Cortez camp are found near metasomatic fronts.

Metalla holds a 0.5% royalty on the Anglo-Zeke claim block.

Red Hill

NuLegacy has continued to progress in the expansion of its plan of operation required to effectively drill the Rift Anticline target at its Red Hill project. NuLegacy has completed a preliminary structural model for the Rift Anticline by utilizing recent drill hole data and geophysical surveying completed over the Rift Anticline. Hole WS19-02 on the eastern flank of the Rift Anticline returned a high-grade interval grading 9.6 grams/ton gold over 5.2 meters. NuLegacy plans to drill three to five deep holes in the most developed northern targets in the Rift Anticline in fall 2020 and a further 11-13 holes are planned in the spring of 2021.

In May of 2020, NuLegacy announced the appointment of Dr. Quinton Hennigh as an advisor to the company and subsequently arranged a private placement of $5.625 to carry out an expanded exploration program on the Rift Anticline of 14-16 planned core holes.

Metalla holds a 1.5% royalty on the Red Hill project.

Goodfish-Kirana

Warrior Gold Inc. ("Warrior") advises that it continues to intersect high-grade gold at the "A" Zone, Goodfish-Kirana property in Kirkland Lake, Ontario. Mineralization in the main zone has been extended by 100 m to the east and 50 m to the west for a total strike length of 300 m and vertical depth of 225 m. Notable intercepts in the drill program include 11.52 g/t gold over 3 metres and 11.25 g/t gold over 1.5 m in the newly discovered south footwall of "A" zone which appears to be a subparallel zone to the main zone 50 metres to the south.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On March 10, 2020, Pucara Resources Corporation ("Pucara") outlined their intentions to merge with Magnitude Mining Ltd. Concurrently, Pucara will raise gross proceeds of $3.5 million upon listing on the TSX-V. Proceeds of the raise will be used on exploration activities on the Lourdes property in Ayacucho, Peru. Field work has outlined four potential targets on the property associated with Au-Cu-Mo anomalies, a two-phase drill program testing nine drill targets has been recommended.

Metalla holds a 1% NSR on the Lourdes property.

Camflo

On June 18, 2020, Monarch disclosed they began undertaking a vast, detailed compilation and 3D modelling program on its Camflo property. Historically, 1.65 million ounces of gold was mined from the mine by Camflo Mines and later Barrick Gold. More modern 3D modelling and exploration techniques will be employed to generate targets for exploration on the property.

Metalla holds a 1.0% NSR on the Camflo mine.

Big Island

On April 20, 2020, Copper Reef Mining reported high grade infill results at their Big Island property testing the Tara Massive Sulphide Zone. The significant intercept of the drill program at Big Island returned 15.28 metres at 21.1% zinc, 0.99% copper, 142.4 g/t silver and 5.45 g/t gold. On July 20, 2020, Copper Reef Mining raised $1.23 million through a private placement to fund exploration at its properties.

Metalla holds a 2.0% NSR on the Big Island property.

Grenfell

On March 1, 2020, Pelangio Exploration announced in their news release high-grade drill results at their Grenfell property, located near Kirkland Lake Gold's Macassa Mine, Ontario. Notable intercepts include 1.32 g/t gold over 26 meters including 314 g/t gold over 1.74 meters and 2.5 g/t gold over 26 meters. A summer 2020 exploration plan is planned to further evaluate the discovery and new targets in the area once a creek crossing permit is granted.

Metalla holds a 0.25% royalty on the Grenfell property.

OUTLOOK

Primary revenue sources for the second half of calendar 2020 are expected to be Wharf (acquired subsequent to fiscal year end), Joaquin, COSE, and NLGM. Joaquin and COSE are expected to move toward commercial production with operations resuming in the calendar third quarter of 2020. The Endeavor Mine, which was placed on care and maintenance in January 2020 has received all final settlements on delivered concentrate. The Company is no longer providing reliable guidance for fiscal 2021 due to the spread of the COVID-19 pandemic and its effect on global mining production levels during calendar year 2020.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the year ended May 31, 2020 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business, statements regarding the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.